811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com

FIRM / AFFILIATE OFFICES
June 21, 2017 Via EDGAR Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:	World Point Terminals, LP

Schedule 14D-9 filed on June 2, 2017

File No. 005-87885

Schedule 13E-3 filed on June 2, 2017

Filed by World Point Terminals, Inc., World Point Terminals, LP and WPT GP, LLC

File No. 005-87885

Dear Mr. Hindin:

This letter sets forth the responses of World Point Terminals, LP, a Delaware limited partnership (the “Partnership”), to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated June 15, 2017 (the “Comment Letter”) with respect to the Schedule 13E-3 filed by World Point Terminals, Inc., a Delaware corporation (the “Offeror”), the Partnership and WPT GP, LLC, a Delaware limited liability company and general partner of the Partnership (the “General Partner”), on June 2, 2017 (the “Schedule 13E-3”) and the Schedule 14D-9 filed by the Partnership on June 2, 2017 (the “Schedule 14D-9”) relating to the offer (the “Offer”) by the Offeror to purchase all of the outstanding common units representing limited partner interests in the Partnership that are not already beneficially owned by the Offeror or its affiliates. The responses below have been prepared and are being provided by the Partnership, which has authorized Latham & Watkins LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Offeror, the Partnership and the General Partner are filing, through EDGAR, Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”), and the Partnership is filing Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

June 21, 2017

Schedule 13E-3

Item 4. Terms of the Transaction

1.	Refer to the disclosure in Item 4(b) of Schedule 14D-9 regarding the meeting held on May 21, 2017 with Evercore. Each presentation, discussion, or report held with or presented by an outside party, such as Evercore, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize the May 21 presentation made by Evercore.

Response: We acknowledge the Staff’s comment and have provided updated disclosure on page 14 of the 14D-9 Amendment.

2.	Please provide the balance of disclosure required by Item 1004(e) of Regulation M-A which is not otherwise provided on page 52 of the Offer to Purchase.

Response: None of the Partnership, the General Partner or the Offeror has made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Partnership, the General Partner or the Offeror or to obtain counsel or appraisal services at the expense of any of the foregoing persons. We have provided updated disclosure in the Schedule 13E-3 Amendment.

Item 8. Fairness of the Transaction

3.	Please clarify, if true, that the GP Board’s fairness determination was made on behalf of both World Point Terminals, LP and WPT GP, LLC.

Response: As described on page 34 of the 14D-9 Amendment, the GP Board’s fairness determination was made on behalf of the Partnership and the General Partner.

4.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” does not appear to address the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2 to Item 1014. If World Point Terminals, LP and WPT GP, LLC did not consider one or more of these factors, state that and explain in detail why the factors were not deemed material or relevant.

Response: We respectfully advise the Staff that neither the Conflicts Committee nor the General Partner considered the following factors in determining the fairness of the transaction to the Partnership’s unaffiliated unitholders:

•	Net Book Value: Neither the Conflicts Committee nor the General Partner considered the net book value of the Partnership in determining the fairness of the transaction to the Partnership’s unaffiliated unitholders because master limited partnerships are not customarily valued on multiples of net book value or similar metrics.

June 21, 2017

•	Liquidation Value: Neither the Conflicts Committee nor the General Partner considered the liquidation value of the Partnership in determining the fairness of the transaction to the Partnership’s unaffiliated unitholders because neither believed that the orderly sale of the Partnership’s assets for cash and the subsequent distribution of proceeds therefrom was a practical alternative to the Offer. In addition, the Partnership’s terminal value was estimated by Evercore for purposes of the discounted cash flow analysis, and such analysis was considered by the Conflicts Committee and the General Partner. Moreover, a liquidation of the Partnership is a decision that would require the consent of the General Partner, which is controlled by the Offeror, and the Offeror had indicated that it was not interested in any transaction involving the Partnership other than the going-private transaction proposed by the Offeror.

•	Prior Stock Purchases: Neither the Conflicts Committee nor the General Partner considered the purchase prices paid in previous purchases of common units because the Offeror did not purchase any common units during the past two years.

•	Firm Offers from Unaffiliated Third Parties: Neither the Conflicts Committee nor the General Partner is aware of any firm offers by unaffiliated persons during the past two years for the merger or consolidation of the Partnership, the sale or other transfer of all or any substantial part of the assets of the Partnership, or a purchase of the Partnership’s securities that would enable the holder to exercise control of the Partnership.

With respect to going concern value, both the Conflicts Committee and the General Partner considered the discounted cash flow analysis prepared by Evercore, which both the Conflicts Committee and the General Partner believe is essentially a determination of the going concern value calculation for the Partnership.

We have provided updated disclosure on pages 23 and 24 of the 14D-9 Amendment.

5.	Please note that if World Point Terminals, LP and WPT GP, LLC based their fairness determination on the analysis and discussion of these factors undertaken by others, then World Point Terminals, LP and WPT GP, LLC must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussions of both the Conflicts Committee and Evercore, or other applicable parties, and identify which factors described in clauses (iii), (iv), (v) (vi) and (viii) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the filing persons did not adopt another party’s analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Response: The Partnership and the General Partner both expressly adopt the analysis and discussions of both the Conflicts Committee and Evercore with respect to all of the factors considered by them in making their fairness determination. We have provided updated disclosure on page 34 of the 14D-9 Amendment.

June 21, 2017

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

6.	We note that Evercore performed a Precedent M&A Transaction Analysis, a Peer Group Trading Analysis and a Premiums Paid Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

Response: We acknowledge the Staff’s comment and respectfully advise that, in performing the Precedent M&A Transaction Analysis, Peer Group Trading Analysis and Premiums Paid Analysis, Evercore applied its selection criteria consistently and did not deliberately exclude any company or transaction from the samples. We have provided updated disclosure on pages 30, 31 and 33 of the 14D-9 Amendment.

7.	Disclose that Evercore has consented to use of the opinion in the document.

Response: We acknowledge the Staff’s comment and respectfully advise that Evercore has consented to the use of the opinion in the Schedule 14D-9. We have provided updated disclosure on page 34 of the 14D-9 Amendment.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to the Amendment to the undersigned at (713) 546-7418.

Very truly yours,

/s/ Sean T. Wheeler
Sean T. Wheeler

Cc:	Jonathan Q. Affleck, World Point Terminals, LP

Thomas A. Mullen, Potter Anderson & Corroon LLP